UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For June 8, 2006 – June 13, 2006

Commission File Number: 0-29338

CARDIOME PHARMA CORP.
(Translation of registrant's name into English)

6190 Agronomy Road, 6th Floor
Vancouver, British Columbia, V6T 1Z3, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):[           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):[           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No  [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

CARDIOME PHARMA CORP.
(formerly NORTRAN PHARMACEUTICALS INC.)

TABLE OF CONTENTS

Exhibits

99.1	Press Release – June 13, 2006 (Cardiome Appoints Sikorsky to Chief Financial Officer

99.2	Material Change Report – Cardiome Appoints Sikorsky to Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cardiome Pharma Corp.
(Registrant)

Date: June 13, 2006	By:	/s/ Doug Janzen
Doug Janzen

President & Chief Business Officer